

December 26, 2013

Via E-mail
John R. Howe
Chief Financial Officer
8100 Denmark Road
Charlotte, North Carolina 28273-5975

    Re: **The Cato Corporation**
                   Form 10-K for the Year Ended February 2, 2013
                   Filed April 2, 2013
                   File No. 001-31340

Dear Mr. Howe:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Craig Arakawa for

                                           Tia L. Jenkins
                                           Senior Assistant Chief Accountant
                                           Office of Beverages, Apparel and
                                           Mining